

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 21, 2009

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

> **Re: BIO-key International, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed September 28, 2009**
> **File No. 001-13463**

Dear Mr. DePasquale:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile: (617) 248-4000</u>
Charles J. Johnson, Esq.
Choate, Hall & Stewart LLP